Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 2, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9066
                        ETF Growth and Income Dec. '20
                                 (the "Trust")
                      CIK No. 1823348 File No. 333-249819
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
_______________________

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio Selection Process
___________________________

      3. THE DISCLOSURE PROVIDES THAT "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE PROVIDE MORE SPECIFICS ON THESE FACTORS.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be removed and replaced in its entirety with the following:

      "The Trust invests in ETFs which invest in common stocks and taxable fixed-income securities. The equity ETFs were selected by our research department in order to provide broad exposure to various market capitalizations in both domestic and international markets, as well as ETFs which are more narrowly focused in order to capitalize on thematic, sector, industry or country specific opportunities. The fixed-income ETFs the Trust invests in are focused on the following fixed-income market sectors: short maturity securities, U.S. Treasuries, mortgage-backed securities, investment grade corporate bonds, senior loans, high-yield bonds and international fixed income securities. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs. The Sponsor did not require specific duration or maturity policies when selecting the underlying ETFs for the portfolio."


      4. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response:  In  accordance  with the Staff's comment, if any of the ETFs in
the   Trust's  final  portfolio  are  advised  by  First  Trust  Advisors  L.P., appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
____________

      5. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK DISCLOSURE IN ACCORDANCE WITH REVISIONS MADE IN RESPONSE TO STAFF COMMENT RECEIVED ON THE SAME ON FT 8971 (FILE NO. 333-249153).

      Response:   The  prospectus will  be  revised  in  accordance  with  the
Staff's comment.

      6. THE STAFF NOTES THAT THE "FOREIGN SECURITIES" RISK INCLUDES REFERENCES TO GLOBAL DEPOSITARY RECEIPTS/GDRS. PLEASE ADD GDRS TO THE STRATEGY DISCLOSURE.

      Response: The Trust respectfully declines to add GDRs to the Trust's strategy disclosure. While it is possible that the underlying ETFs held by the Trust may hold GDRs, it is not part of the Trust's investment strategy or the reason the ETFs were selected for the Trust's portfolio. The Trust believes that the disclosure relating to GDRs in the "Foreign Securities" risk is necessary for investor comprehension considering that the underlying ETFs may hold GDRs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon